UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41712

Digital Currency X Technology Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On June 24, 2026, Digital Currency X Technology Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain investors (the “Purchasers”). Under the Agreement, the Purchasers agreed to subscribe for, and the Company agreed to issue and sell, an aggregate of US$700,000,000 of units (the “Units”) with each Unit consisting of one Class A ordinary share, par value of US$0.0001 per share of the Company (the “Ordinary Share”) and three warrants (the “Warrants”), at a purchase price of US$2.11 per Unit. The Warrants have an exercise price of $2.11 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after June 24, 2026 and will expire three (3) years after that date.

The Private Placement is expected to close in June 2026. The Company intends to use the proceeds from the Private Placement for working capital and general corporate purposes.

The foregoing description of the Agreement and Warrant do not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of Warrant and the form of Agreement which are filed as Exhibits 4.1 and 10.1 hereto, respectively, and are incorporated herein by reference.

This report on Form 6-K and the attached exhibit are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit No.	Description
4.1	Form of Warrant dated June 24, 2026
10.1	Form of Securities Purchase Agreement dated June 24, 2026 between Digital Currency X Technology Inc. and Purchasers
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026	Digital Currency X Technology Inc.

	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer